SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
(Information to be Included in Statements Filed Pursuant to
§ 240.13d-1(a) and Amendments Thereto Filed
Pursuant to § 240.13d-2(a))
Under the Securities Exchange Act of 1934
China Unicom (Hong Kong) Limited
(Name of Issuer)
Ordinary shares of par value HK$0.10 per share
(Title of Class of Securities)
16945R 10 4
(CUSIP Number)

Chu Ka Yee
75/F, The Center
99 Queen’s Road Central
Hong Kong
Telephone: (852) 2126 2018
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 15, 2008
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	16945R 10 4	13D

1	NAME OF REPORTING PERSON TELEFÓNICA, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

THE KINGDOM OF SPAIN

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,278,403,444[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

1,278,403,444[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,278,403,444[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.38%

14	TYPE OF REPORTING PERSON

CO

1 Includes: (a) 1,000,136,542 ordinary shares beneficially owned by Telefónica Internacional as of the date of the present statement on this Schedule 13D (“Schedule 13D”), resulting from the exchange of a total 663,220,523 ordinary shares of China Netcom Group Corporation (Hong Kong) Limited upon completion of the merger of China Netcom Group Corporation (Hong Kong) Limited into China Unicom (Hong Kong) Limited, which became effective on October 15, 2008; and (b) 274,478,852 ordinary shares and the 3,788,050 ordinary shares underlying 378,805 American Depositary Shares acquired from AllianceBernstein L.P., for which closing is expected to take place on or about October 28, 2008.

CUSIP No.	16945R 10 4	13D

1	NAME OF REPORTING PERSON TELEFÓNICA INTERNACIONAL, S.A.U.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

THE KINGDOM OF SPAIN

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,278,403,444[2]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

1,278,403,444[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,278,403,444[2]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.38%

14	TYPE OF REPORTING PERSON

CO

2 Includes: (a) 1,000,136,542 ordinary shares beneficially owned by Telefónica Internacional as of the date of this Schedule 13D, resulting from the exchange of a total 663,220,523 ordinary shares of China Netcom Group Corporation (Hong Kong) Limited upon completion of the merger of China Netcom Group Corporation (Hong Kong) Limited into China Unicom (Hong Kong) Limited, which became effective on October 15, 2008; and (b) 274,478,852 ordinary shares and the 3,788 ,050 ordinary shares underlying 378,805 American Depositary Shares acquired from AllianceBernstein L.P., for which closing is expected to take place on or about October 28, 2008.

SCHEDULE 13D
Introduction
On September 15, 2008, a Schedule 13D (the “September 15th Schedule 13D”) was filed jointly by Telefónica, S.A., a corporation organized under the laws of the Kingdom of Spain (“Telefónica”), and Telefónica Internacional, S.A.U., a wholly-owned subsidiary of Telefónica (“Telefónica Internacional”), with respect to a share purchase agreement between Telefónica Internacional and AllianceBernstein L.P. for the acquisition of a total 178,721,782 ordinary shares, U.S.$0.04 par value per share (the “Shares”), and 2,512,000 ordinary shares underlying 125,600 American Depositary Shares issued by Citibank N.A. (the “ADSs”), of China Netcom Group Corporation (Hong Kong) Limited, a telecommunications company organized under the laws of Hong Kong (“China Netcom”). At closing on September 9, 2008, Telefónica Internacional paid the equivalent of HK$4,237,245,823 (approximately €368.0 million) as the aggregate purchase price for the Shares and ADSs.
On September 22, 2008, an Amendment No. 1 amending and supplementing the statement on the September 15th Schedule 13D was filed jointly by Telefónica and Telefónica Internacional with respect to the completion of the acquisition by Telefónica Internacional of an additional 148,015,436 ordinary shares, U.S.$0.04 par value per share (the “Additional Shares”), of China Netcom from Shanghai Alliance Investment Ltd., Information and Network Centre of the State Administration of Radio Film and Television, P.R.C., Chinese Academy of Sciences Holdings Co., Ltd., and China Railway Communications Center. At closing on September 23, 2008, Telefónica Internacional paid the equivalent of HK$3,460,304,862.8 (approximately €312.9 million) as the aggregate purchase price for the Additional Shares.
As a result of the acquisition of the Shares, the ADSs and the Additional Shares, Telefónica Internacional was the beneficial owner of a total of 663,220,523 ordinary shares of China Netcom, corresponding to approximately 9.90% of its share capital (the “China Netcom Interest”), which also included:
(a)	196,882,473 ordinary shares acquired from CNC Fund, L.P. in June 2005; and

(b)	137,088,832 ordinary shares acquired through open market purchases of (i) 132,794,816 ordinary shares from July to September 2005, (ii) 2,092,016 ordinary shares in December 2006, and (iii) 2,202,000 ordinary shares in December 2007.
On September 4, 2008, Telefónica Internacional entered into an additional share purchase agreement with AllianceBernstein L.P. for the acquisition of a second tranche (the “Second Tranche Acquisition”) in respect of 182,336,159 ordinary shares (the “Second Tranche Shares”) and 2,512,000 ordinary shares underlying 125,600 American Depositary Shares (the “Second Tranche ADSs”) of China Netcom, subject to adjustment at closing. (See Item 6 “Second Tranche Acquisition,” and Exhibit 1 to this Schedule 13D.) The Second Tranche Shares and Second Tranche ADSs were issued upon:
(a)	The successful completion of the scheme of arrangement of China Netcom (the “Scheme”) through which China Netcom was to be merged into China Unicom Limited (subsequently renamed China Unicom (Hong Kong) Limited, in both instances, “China Unicom”), a telecommunications company organized under the laws of Hong Kong;

(b)	The completion of the merger of China Netcom into China Unicom (the “Merger”), which became effective on October 15, 2008, as a result of which the China Netcom Interest was exchanged for a total 1,000,136,542 ordinary shares of the enlarged entity resulting from the Merger (“New China Unicom”), representing approximately a 4.21% interest in the share capital of New China Unicom; and

(c)	The cancellation of all the ordinary shares, including the ordinary shares underlying the American Depositary Shares, of China Netcom in issue as of October 14, 2008, which was completed on October 15, 2008.
Upon completion of the Second Tranche Acquisition, Telefónica International’s pro-forma shareholding in New China Unicom following the successful completion of the Scheme will stand at approximately 5.38% of the share capital of New China Unicom. Closing for the Second Tranche Acquisition is expected to take place on or about October 28, 2008.
Item 1. Security and Issuer.
This Schedule 13D relates to the ordinary shares of par value HK$0.10 per share of New China Unicom (the “New China Unicom Shares”). The address of New China Unicom's registered office is 75/F, The Center, 99 Queen’s Road Central, Hong Kong.
Item 2. Identity and Background.
This Schedule 13D is filed by Telefónica, S.A., a corporation organized under the laws of the Kingdom of Spain, and its wholly-owned subsidiary Telefónica Internacional, S.A.U. The principal business address for Telefónica is Distrito C, Ronda de la Comunicación s/n, 28050, Madrid, Spain. Telefónica’s principal business is telecommunications.
The names, citizenship, business addresses and principal occupations or employments of the executive officers and directors of Telefónica are set forth in Schedule I hereto, which is incorporated herein by reference.
During the last five years, neither Telefónica nor, to the knowledge of Telefónica, any person named in Schedule I hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
Upon completion of the Second Tranche Acquisition, Telefónica International’s pro-forma shareholding in the enlarged entity resulting from the Merger of China Netcom into China Unicom and following the completion of the Scheme will stand at approximately 5.38% of New China Unicom’s share capital. The Second Tranche Acquisition, for which closing is expected to take place on or about October 28, 2008, will be funded through internally generated funds. (See Introduction, Item 6 “Second Tranche Acquisition,” and Exhibit 1 to this Schedule 13D.)

Item 4. Purpose of Transaction.
Telefónica, through Telefónica Internacional, is acquiring the Second Tranche Shares for investment purposes. Telefónica intends to assess its investment in New China Unicom from time to time on the basis of various factors, including, without limitation, New China Unicom’s business, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities. Depending upon the foregoing factors or any other factors deemed relevant to Telefónica, it may acquire additional shares in New China Unicom, or dispose of all or part of the shares of New China Unicom, in open market transactions, privately negotiated transactions or otherwise. Any acquisition or disposition may be effected by Telefónica at any time without prior notice. Telefónica may engage, directly or through Telefónica Internacional, in communications from time to time with one or more stockholders, officers or directors of New China Unicom regarding New China Unicom’s operating performance, strategic direction or other matters that could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Except as described in this Schedule 13D, neither Telefónica nor Telefónica Internacional has any present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Telefónica will, however, continue to review the business of New China Unicom and, depending upon one or more of the factors referred to above, may in the future propose that New China Unicom take one or more such actions.
Item 5. Interest in Securities of the Issuer.
(a) Telefónica Internacional currently is the beneficial owner of 1,278,403,444 ordinary shares of New China Unicom, or approximately 5.38% of its ordinary share capital, which includes (a) 274,478,852 ordinary shares, pursuant to the Second Tranche Acquisition, for which closing is expected to take place on or about October 28, 2008, and (b) 3,788,050 ordinary shares underlying 378,805 ADSs.
(b) Pursuant to a letter of undertaking obtained from Telefónica Internacional on June 1, 2008, Telefónica has agreed to vote in favor of the Scheme. (See Item 6 “Letter of Undertaking,” and Exhibit 2 to this Schedule 13D.) Other than such letter of undertaking, neither Telefónica, directly or through Telefónica Internacional, nor, to the best knowledge of Telefónica, any of its respective executive officers and directors listed on Schedule I hereto, has the power to vote or direct the vote, shared power to vote or direct the vote, power to dispose or direct the disposition, or shared power to dispose or direct the disposition of any of the New China Unicom Shares.
(c) Except as set forth in this Schedule 13D, neither Telefónica, directly or through Telefónica Internacional, nor, to the best knowledge of Telefónica, any of its respective executive officers and directors listed on Schedule I hereto, beneficially owns or has effected any transactions in the New China Unicom Shares during the past sixty (60) days.
(d) Except as set forth in this Schedule 13D, neither Telefónica, directly or through Telefónica Internacional, nor, to the best knowledge of Telefónica, any of its respective executive officers and directors listed on Schedule I hereto, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the New China Unicom Shares.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
▪	Second Tranche Acquisition.
The following summary of certain material provisions of the share purchase agreement with respect to the Second Tranche Acquisition does not purport to be a full and complete description of such documents and is entirely qualified by reference to the full text of such documents attached as Exhibit 1 to this Schedule 13D.
On September 4, 2008, Telefónica Internacional and AllianceBernstein L.P., for itself and on behalf of its affiliates, entered into a share purchase agreement for the sale and purchase of 182,336,159 ordinary shares of China Netcom and the 2,512,000 ordinary shares underlying 125,600 American Depositary Shares of China Netcom, subject to adjustment at closing. The maximum number of ordinary shares of China Netcom Telefónica Internacional agreed to ultimately purchase is 203,152,256 (the “Second Tranche Total Shares”). The Second Tranche Total Shares are subject to the underlying entitlement to the ordinary shares and American Depositary Shares of China Unicom to be issued to AllianceBernstein L.P. and its affiliates pursuant to and in connection with the share exchange proposal (the “Share Proposal”) and the Scheme, including the withdrawal of the listing of China Netcom’s ordinary shares on the Hong Kong Stock Exchange and the delisting of China Netcom’s American Depositary Shares from the New York Stock Exchange, jointly announced by China Netcom and China Unicom on June 2, 2008.
The aggregate purchase price payable for the Second Tranche Total Shares shall be an average of the closing prices of the ordinary shares of China Netcom as quoted on the Hong Kong Stock Exchange for each of the 30 consecutive trading days immediately prior to the completion of the Scheme and the Share Proposal, subject to a minimum purchase price of HK$22.21 and a maximum purchase price of HK$24.55 per share. The purchase price is also subject to adjustment at closing for any monetary distributions paid to or declared by China Netcom and received or to be received by or on behalf of the sellers on or after September 4, 2008. The closing is conditional on, among other things, the completion of the Share Proposal and the Scheme (the “Closing Condition”). Unless otherwise agreed, the closing date for each transaction is the date five (5) business days after the date on which the Closing Condition was satisfied, which date is October 15, 2008, and in any event no later than December 15, 2008 or such later date as the parties may agree (the “Long Stop Date”).
Each party has the right to terminate the share purchase agreement for the Second Tranche Acquisition if the Closing Condition is not satisfied by the Long Stop Date. Each of the parties made customary warranties in connection with such sale and purchase. Each of AllianceBernstein L.P. and its affiliates also undertook to Telefónica Internacional that, until the Long Stop Date or the date the share purchase agreement is terminated, whichever is earlier, it shall not dispose of or enter into any agreement or arrangement to dispose of or permit the disposal of any of the applicable shares.
▪	Letter of Undertaking.
The following summary of certain material provisions of the Letter of Undertaking (as defined below) does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 2 to this Schedule 13D.
On June 1, 2008, Telefónica Internacional entered into a letter of undertaking with China Unicom in connection with China Netcom’s proposed merger into China Unicom pursuant to the Scheme (the “Letter of Undertaking”). A copy of the Letter of Undertaking is included as Exhibit 2 to this Schedule

13D, and the description of the undertakings contained herein is qualified in its entirety by reference to Exhibit 2 to this Schedule 13D, which is incorporated herein by reference.
Pursuant to the Letter of Undertaking, Telefónica Internacional has undertaken that it shall not, among other things, (a) other than pursuant to the Scheme, sell, transfer, charge, encumber, grant any option over or otherwise dispose of any interest in (i) any ordinary shares of China Netcom beneficially owned by Telefónica Internacional as of the date of such Letter of Undertaking or (ii) any other shares or securities in China Netcom issued or unconditionally allotted to it or otherwise acquired by it (such shares referred to in clauses (i) and (ii), collectively, the “Undertaking Shares”); (b) accept, or procure the acceptance of, any other offer in respect of the Undertaking Shares; (c) vote in favor of any resolution which might result in any condition of the Scheme not being fulfilled; (d) other than pursuant to the Scheme, enter into any agreement or arrangement or permit any agreement or arrangement to be entered into or authorize or incur any obligation (i) to do any of the acts referred to in (a), (b) and (c) above or (ii) which, in relation to the Undertaking Shares, would or might restrict or impede it voting in favor of the Scheme; (e) sell or otherwise dispose of any shares or other securities of China Unicom or any interest therein (including any derivatives referenced to such securities) or (f) requisition or join in requisitioning any general or class meeting of China Netcom without the prior consent of China Unicom.
Telefónica Internacional has also undertaken that it shall not directly or indirectly solicit or encourage any person other than China Unicom to make any offer for any shares or other securities of China Netcom or take any action which is or may be prejudicial to the successful outcome of the Scheme or which would or may have the effect of preventing any of the conditions of the Scheme from being fulfilled. Telefónica Internacional has further undertaken to exercise all voting rights attaching to the Undertaking Shares to vote in favor of all resolutions to approve the Scheme and any related matters necessary to implement the Scheme proposed at any general or class meeting of China Netcom (the “EGM”) and court convened meeting (the “Court Meeting”) to be convened and held in connection with the Scheme, or at any adjournment of any such meeting.
The Letter of Undertaking shall lapse if, among other things, (a) China Unicom announces, with the consent of the Securities and Futures Commission of Hong Kong and before the Scheme Document is posted, that it does not intend to proceed with the Scheme; (b) the Scheme is not approved at the EGM or the Court Meeting by November 30, 2008; (c) the Scheme lapses or is withdrawn in accordance with its terms; or (d) there is a higher competing offer for China Netcom. In addition, the Letter of Undertaking would lapse if (i) since the date of the Letter of Undertaking, there has been a material adverse change in the business, financial or trading position of China Unicom or (ii) the independent financial adviser appointed by the independent board committee of China Network does not render an opinion that certain proposals set forth in China Network’s and China Unicom’s joint announcement dated June 2, 2008 are fair and reasonable.

Item 7. Material to be Filed as Exhibits.
Exhibit 1:
Share Purchase Agreement, dated September 4, 2008, for the purchase of shares in China Unicom Limited between Telefónica Internacional, S.A.U. and AllianceBernstein L.P.
Exhibit 2:
Irrevocable Undertaking, dated June 1, 2008, between Telefónica Internacional, S.A.U. and China Unicom Limited.
Exhibit 3:
Joint Filing Agreement, dated October 24, 2008, between Telefónica, S.A. and Telefónica Internacional, S.A.U.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 24, 2008

TELEFÓNICA, S.A.
By:	/s/ Maria Luz Medrano Aranguren
	Name:	Maria Luz Medrano Aranguren
	Title:	Group General Vice Counsel

TELEFÓNICA INTERNACIONAL, S.A.U.
By:	/s/ Juan Carlos Ros Brugueras
	Name:	Juan Carlos Ros Brugueras
	Title:	Attorney

Schedule I
Executive Officers and Directors of Telefónica
The directors and executive officers of Telefónica as of the date hereof are set forth below. The business address of each director or executive officer is that of Telefónica located at Distrito C, Ronda de la Comunicación s/n, 28050 Madrid, Spain. Unless noted otherwise, each of the named individuals is a citizen of the Kingdom of Spain.
Directors and Officers of Telefónica

	Position with	Present principal occupation (if different
Name and surname	Telefónica	from position with Telefónica)

Members of the Board of Directors:

César Alierta Izuel	Executive Chairman and Chairman

Isidro Fainé Casas	Vice Chairman	Chairman, Caja de Ahorros y Pensiones de Barcelona

Vitalino Manuel Nafría Aznar	Vice Chairman

Julio Linares López	Director and Chief Operating Officer

José María Abril Pérez	Director

Fernando de Almansa Moreno-Barreda	Director

José María Álvarez-Pallete López	Director	General Manager, Telefónica Latin America

David Arculus (citizen of the United Kingdom)	Director

Eva Castillo Sanz	Director	Head of Global Wealth Management for Europe, Middle East and Asia, Merrill Lynch

Carlos Colomer Casellas	Director	Chairman, Colomer Group

Peter Erskine (citizen of the United Kingdom)	Director

Alfonso Ferrari Herrero	Director

Luiz Fernando Furlán (citizen of the Federative Republic of Brazil)	Director

Gonzalo Hinojosa Fernández de Angulo	Director

Pablo Isla Álvarez de Tejera	Director	Deputy Chairman and CEO, Inditex, S.A.

Antonio Massanell Lavilla	Director	Senior Executive Vice President, Caja de Ahorros y Pensiones de Barcelona

Francisco Javier de Paz Mancho	Director
Sch. I-1

	Position with	Present principal occupation (if different
Name and surname	Telefónica	from position with Telefónica)

Executive Officers:

César Alierta Izuel	Chairman and Chief Executive Officer

Julio Linares López	Chief Operating Officer

José María Álvarez-Pallete López	General Manager, Telefónica Latin America

Guillermo Ansaldo Lutz	General Manager, Telefónica Spain

Matthew Key	General Manager, Telefónica Europe

Santiago Fernández Valbuena	General Manager of Finances and Corporate Development

Luis Abril Pérez	Technical General Secretary to the Chairman

Calixto Ríos Pérez	General Manager of Internal Audit

Ramiro Sánchez de Lerín García-Ovies	General Secretary and Secretary to the Board of Directors
Sch. I-2

Exhibit Index

Exhibit No.

1.	Share Purchase Agreement, dated September 4, 2008, for the purchase of shares in China Unicom Limited between Telefónica Internacional, S.A.U. and AllianceBernstein L.P.

2.	Irrevocable Undertaking, dated June 1, 2008, between Telefónica Internacional, S.A.U. and China Unicom Limited.

3.	Joint Filing Agreement, dated October 24, 2008, between Telefónica, S.A. and Telefónica Internacional, S.A.U.